Exhibit 99.1

Dragon Victory International Limited Announces the Headquarters Relocation from Xiaoshan District to Shangcheng District in Hangzhou, China

HANGZHOU, China, November 8, 2017 -- Dragon Victory International Limited (NASDAQ: LYL or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that the Company has moved its headquarters from Xiaoshan District to Shangcheng District in Hangzhou, Zhejiang Province, China. The Company’s move was motivated by the lager working space available in Shangcheng District and the greater governmental subsidies for relocation to Shangcheng District. As a Nasdaq Capital Market listed company, the move and the great subsidies will significantly assist LYL in our continuing business expansion.

The Company’s new principal business address is Suite 2001 Phoenix Center, No. 28 Qiutao Road, Shangcheng District, Hangzhou, China 310008. All other contact information including phone numbers remain the same.

The new headquarter in Shangcheng District is almost double sized compared to the previous one, and as such, can accommodate more employees. The Shangcheng District currently is the home to 16 Chinese Main Board listed companies and 18 National Equities Exchange and Quotations listed enterprises. Since LYL is the first U.S. listed company to move to Shangcheng District, the local government is providing LYL with great subsidies and related supports.

In addition, as one of the first batch of key townships in Zhejiang Province, Yuhuang Shannan Fund Town is a prime commercial district for promoting the development of private equity with 2,036 companies occupancy, among which are nearly 20 fund companies including some well-known fund companies, such as CNIC, DH Fund Management Company Limited, Hangzhou Kaitai Capital Management Co., Ltd., Yongan Guofu, and Cybernaut International Holdings Company Limited, etc. The agglomerative effect of being located in close proximity to not only other major companies but also potential funding sources will undoubtedly allow LYL greater access to various resources as well as enhance LYL’s competitiveness.

The new space will reflect LYL’s innovative brand image and will align with how employees work today and in the future. The premise will be dedicated to LYL and is a perfect fit for the more technology-oriented company that LYL is becoming. In addition, the headquarter relocation qualified the Company to be eligible for various local preferential policies and subsidies, which will in turn lower the cost of the Company and pave the way for LYL’s future business development.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, "We are transforming Dragon into a faster growing, more profitable, more global company. We have made great progress strengthening our brands and accelerating performance, and our new headquarters will be collaborative, technology-enabled and more productive compared with the previous one."

Mr. Xiaohua Gu, Chief Financial Officer commented, “As Dragon Victory continues to grow, we are excited to expand our office and look forward to this move. The new office with modern facility allows us to better serve the needs of our customers and employees, and reflects our long-term commitment to expanding the Dragon Victory’s market both in China and overseas.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com .

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333

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